Exhibit 12.

Questar Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	9 Months Ended Sept. 30,
	2010	2009
	(dollars in millions)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$201.4	$192.3
Add (deduct):
Fixed charges	87.7	99.6
Distributed income from equity investees - continuing operations	2.7	1.7
Distributed income from equity investees - discontinued operations	1.1	0.1
Capitalized interest - continuing operations	(0.6)	(0.7)
Capitalized interest - discontinued operations	(0.5)	-
Total	$291.8	$293.0
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Fixed Charges
Interest expense - continuing operations	$ 42.4	$ 45.2
Interest expense - discontinued operations	40.2	49.2
Capitalized interest - continuing operations	0.6	0.7
Capitalized interest - discontinued operations	0.5	-
Rental expense - continuing operations	2.9	3.0
Rental expense - discontinued operations	1.1	1.5
Total	$ 87.7	$ 99.6
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Ratio of Earnings to Fixed Charges	3.3	2.9

For purposes of this presentation, earnings represent income from continuing operations before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income from continuing operations before income taxes includes Questar’s share of pretax earnings of equity investees. Fixed charges for both continuing operations and discontinued operations consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.